Manna Smart Retail Inc.

ANNUAL REPORT

1007 N Orange St. 4th Floor Ste 1382
Wilmington, DE 19801
8572726370
https://www.manna.coffee/

This Annual Report is dated April 8, 2026.

BUSINESS

Company Overview

Manna Smart Retail Inc. d/b/a Manna Coffee ("Manna" or the "Company") is working to build a nationwide network of smart coffee kiosks that deliver barista-quality espresso drinks in just 30 seconds—no barista or storefront required. Designed for high-traffic locations like hospitals, universities, transit hubs, and office buildings, Manna Coffee offers premium convenience at an affordable price point, with each cup priced at just $3.75. Backed by a seasoned founding team with deep experience at Google, McKinsey, and multiple FoodTech exits, the Company is on a mission to transform the $56B U.S. Coffee-to-Go market by replacing outdated vending and labor-intensive cafés with a modern, fully automated solution.

Business Model

Manna Coffee operates an asset-light, scalable business model by selling or leasing smart kiosks to entrepreneurs and property owners, who then generate revenue from each sale made through the machine. Kiosks are remotely monitored via proprietary software, minimizing operational overhead and eliminating the need for staff. With current units averaging $30,000+ in Annual Recurring Revenue (ARR) based on current deployments and projected gross margins of 70% based on internal assumptions, kiosk operators enjoy a high-ROI opportunity, while Manna recognizes revenue from kiosk sales upon installation and activation, earns recurring income through software fees, consumable refills, and potential revenue-sharing agreements based on actual kiosk sales.

Intellectual Property

Manna Coffee's competitive edge lies in its proprietary software platform that powers kiosk operations, including real-time sales tracking, remote diagnostics, inventory alerts, and dynamic pricing. The system is designed for scalability, allowing owners to manage multiple kiosks with ease while driving consumer engagement through a loyalty program that achieves up to 60% retention rates. Manna is also actively developing next-generation solutions, including robotic barista technology and drive-thru automation, with plans for deployment by 2026, further deepening its technology moat.

Corporate Structure

The Company's majority shareholder is Manna Triumph Holding LLC, which owns approximately 76.82% of the Company's outstanding equity. Manna Triumph Holding LLC is owned and managed by Ted Lisitsyn, Sergey Cheremush, and Nikita Cherkasskii, who also serve as executives of Manna Smart Retail Inc.

Coinface OÜ, an Estonian entity previously serving as the sole shareholder of Manna Smart Retail Inc., was owned and operated by the Company's three current executives and directors. As of February 14, 2025, Coinface OÜ transferred all of its equity ownership to Manna Triumph Holding LLC, a U.S.-incorporated holding company that is now the sole shareholder of Manna Smart Retail Inc. Coinface OÜ no longer holds any equity interest, governance rights, or controlling influence over Manna Smart Retail Inc. or its parent company.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 10,000,000
Use of proceeds: Initial allocation of company shares upon incorporation

Date: August 23, 2023
Offering exemption relied upon: Regulation S

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 10,000,000
Use of proceeds: Internal restructuring between affiliated entities
Date: February 14, 2025

Offering exemption relied upon: Rule 144

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,000,000
Use of proceeds: Establishment of an employee option pool

Date: February 14, 2025
Offering exemption relied upon: Rule 701

Name: Common Stock
Type of security sold: SAFE
Final amount sold: $45,000.00
Number of Securities Sold: 1
Use of proceeds: $15k was use for RnD and New Coffee Machine Integration (more containers for beans and powders) and $30k was used for locations scouting for multi-unit agreements (5+ kiosks) and further development of Manna Locations Marketplace.
Date: April 28, 2025
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 27,500
Use of proceeds: Not applicable
Date: April 28, 2025
Offering exemption relied upon: Rule 701

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00

Number of Securities Sold: 550,000
Use of proceeds: YSIMachines bought Kiosks and received 550,000 shares of Common Stock in collateral until we fulfill our obligations under Operations Agreement.

Date: March 11, 2025
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Manna Coffee
Overview of Current Status and Growth Results for 2025
Over the past year, Manna Coffee (Manna Smart Retail Inc) has completed a critical phase of institutional, operational, and product maturation. The company has transitioned from an early-stage venture to a scalable platform model, supported by validated demand, a strong partner ecosystem, and vertically integrated infrastructure.
The year 2025 marked a phase of systematic growth, during which sales, manufacturing, fintech partnerships, and location quality were simultaneously strengthened, while laying the foundation for a transition to a sustainable recurring revenue model.

Key Results and Traction
During 2025, the company achieved the following milestones:
80+ licenses sold (88 as of January 2026), confirming strong demand for the self-service coffee format and the scalability of the model;
116+ private investors and 2 strategic fintech partners, including
Coinflip (5,000+ crypto kiosks) and Netevia (40,000+ merchants), providing access to a broad network of locations, partners, and financial and payment infrastructure;
Confirmed company valuation of $15 million, validated by market transactions;
In-house manufacturing and equipment assembly in Miami, Florida, ensuring control over cost structure, quality, and delivery timelines;
Dozens of active, high-performing locations, including transportation hubs, sports facilities, Class A office and residential buildings, as well as pilot installations with network landlords covering 1,000+ potential locations

$880,000 in funds raised to date from sales of coffee kiosks and consumables, representing 3.2× growth in 2025;

2,500+ qualified partner applications, with an average of 5–10 kiosks per partner, forming a scalable and high-quality pipeline.

Manna Coffee — First AI-native coffee kiosk company

Financial Dynamics and Interpretation

The financial results for 2025 reflect a phase of active scaling. The company consistently invested in expanding manufacturing capacity, logistics, IT infrastructure, marketing, and partner channels.

A key feature of the current model is that a significant portion of cash inflows is generated through advance payments for equipment and licenses, while revenue is recognized upon delivery and activation of kiosks. As a result, the 2025 operating metrics reflect accelerated growth in paid demand and an order backlog scheduled for realization in subsequent periods.

Financial Analysis: Cash Flow, P&L, and Balance Sheet

The financial performance of Manna Coffee in 2024–2025 reflects an active scaling phase, characterized by accelerating cash inflows and the formation of a substantial paid order backlog.

The full set of financial statements, including P&L, Cash Flow, Balance Sheet, as well as detailed schedules and supporting documents, is available via the following link:

Data Room / Financial Documents

Cash Flow

The key indicator of the company's financial condition in 2025 is cash-in, rather than accounting profit.

Customer cash inflows increased from approximately $209k in 2024 to ~$670k in 2025, representing 3.2× growth;

A significant portion of funds was received as prepayments for equipment and licenses, forming a substantial backlog;

Operating cash flow reflects growth in:

inventory,

supplier prepayments,

logistics expenses,

all of which are directly related to fulfilling already paid orders;

Additionally, in 2025 the company raised approximately $207k in investments (angel + crowdfunding), strengthening liquidity and financial resilience.

The increase in cash burn during 2025 was controlled and investment-driven, directly correlated with growth in paid demand.

Profit and Loss Statement (P&L)

The 2025 P&L reflects a conservative revenue recognition approach and an investment-driven growth phase:

Recognized revenue amounted to approximately $270k, while actual customer cash-in was significantly higher;

Gross margin temporarily declined due to:
increased logistics and customs costs,
advance procurement of equipment for future deliveries;
Operating expenses increased as a result of investments in:
marketing and partner channels,
IT infrastructure,
team expansion and operational processes.
The operating result reflects timing differences between investments and revenue recognition, rather than any deterioration in the fundamental business economics.

Balance Sheet
The company's balance sheet as of the end of 2025 reflects a meaningful strengthening of the operational base:
Significant growth in inventory and current assets formed against already paid orders;
Unearned Revenue increased from approximately $118k to ~$556k, serving as a key indicator of:
a paid order portfolio,
future recognized revenue;
Negative shareholders' equity reflects the investment phase of growth and is offset by a confirmed market valuation of $15 million.

Consolidated Conclusion
The 2025 financial statements present a company in an active scaling phase, where:
cash-in and backlog are growing faster than recognized revenue;
expenses are investment-driven in nature;
a solid foundation has been established for the transition to a sustainable recurring revenue model starting in 2026.

Unit Economics of a Single Location (Licensee Model)
The Manna Coffee model demonstrates sustainable and transparent unit economics at the individual location level.
With an average cup price of approximately $4 and the current cost structure:
Net profit per cup for the licensee exceeds $2;
Margins remain strong even at moderate sales volumes.
Target unit economics per location (validated):
750 cups per month (≈25 per day);
Revenue: ~$3,000 per month;
Net profit: $1,500+ per month;
Payback period: approximately 12 months.
This model is calculated conservatively and does not account for high-traffic locations (airports, transportation hubs, large network sites), where actual performance may be materially higher.

Company-Level Unit Economics (Network Perspective)
The Manna Coffee revenue model is designed as a diversified income structure with multiple margin streams:
Average gross margin on kiosk and ingredient sales of approximately 30%;
for certain consumable items (including cups and selected packaging), market pricing is temporarily maintained until full transition to wholesale supply contracts;
Monthly license fee of $100 per active location;
Starting in 2026, a 1% processing commission, creating additional recurring revenue as network transaction volume scales;
Additional revenue from location scouting and placement services, averaging ~$2,000 per location, paid by licensees on demand.

Strategic Impact
This revenue structure:
combines one-time and recurring revenue streams;
scales proportionally with network growth;
improves cash flow predictability;
supports a resilient business model even under conservative growth scenarios.

Transition to a Recurring Revenue Model in 2026
Beginning in 2026, Manna Coffee transitions to a fully developed recurring revenue model, significantly strengthening the company's financial profile:
in addition to one-time equipment payments and monthly license fees,
monthly partner deposits for ingredient purchases are introduced;
a stable, predictable recurring cash flow is formed;
partner lifetime value increases, enhancing business model resilience;
a foundation is created for further institutionalization and network scaling.

Operational Improvements and Strategic Initiatives
In 2025, several initiatives were implemented that significantly increased speed, economic efficiency, and scalability:
A solution was identified and is being implemented that reduces kiosk delivery timelines from ~2 months to ~2 weeks, dramatically accelerating network expansion;
One of the most competitive processing rates for small-ticket transactions in the U.S. was secured — a critical structural advantage for the self-service coffee format, directly improving unit economics at scale;
The portfolio of network and institutional locations was expanded to include major commercial and infrastructure sites;
Partnerships with financial institutions were signed, enabling:
kiosk purchases not only via 100% prepayment,
access to installment plans and leasing,
a significantly lower entry barrier for new partners and faster network expansion.

Strategic Objectives
6–12 month horizon: expansion to 600 active locations;
Long-term goal: 5,000+ locations across the U.S. within 3–4 years, forming a national self-service coffee network.

Summary
As of the end of 2025, Manna Coffee represents an institutionally structured, high-growth platform with validated demand, a strong operational foundation, and a transition to a recurring revenue model — creating a solid base for the next phase of scaling and long-term growth.
The investment deck outlining the company's business model, strategy, and growth roadmap is available at the following link: https://drive.google.com/drive/u/0/folders/1tBu2OE7XyFdEU6Mbr9rq_uimSqDjogfQ

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 28,171.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Fedor (Ted) Lisitsyn

 Fedor (Ted) Lisitsyn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, CEO, Board Member
• Dates of Service: August 2023 — Present
• Responsibilities: Ted oversees all growth strategies at Manna Coffee. This includes acquiring new Coffee Corner Owners, streamlining scalable processes for location sign-ups, enhancing offerings for end users, boosting brand recognition, and raising capital to ensure sustainable and healthy expansion. Ted does not currently receive compensation, but plan to following a seed round.

Other business experience in the past three years:

• Employer: BUYK
Title: Product Management Director, Technology Products and Special Projects
Dates of Service: August 2021 — March 2022
Responsibilities: Led technological launch of ~50 dark stores (700+ employees, $1.6mm monthly recurring revenue), incl. innovative product development and adoption.

• Employer: FOUNTAIN
Title: Head of Innovations and Special Projects
Dates of Service: March 2022 — October 2022
Responsibilities: Led end-to-end development of the Retain Product (the second core business vertical after Hiring and the key source of $50mm revenue growth in 3 years with higher LTV), its integrations into Customers' HRIS (-20% churn), and launch of 5 paid pilots.
• Employer: Google
Title: Global Product Planner, Strategy & GTM
Dates of Service: October 2022 — April 2023
Responsibilities: Orchestrated strategic Product planning, day-to-day Business Operations processes, and cross-functional weekly syncs for Google Nest global team ($16mm monthly recurring revenue; 20+ employees; Product, Marketing, Finance, Analytics, etc.) and follow-up implementation (additional market research, GTM, features development roadmaps with improved time-to-market -35%).
• Employer: YES Group
Title: Founder, Partner, Consultant
Dates of Service: March 2023 — October 2024
Responsibilities: Managed end-to-end multiple complex innovative technological and operational cross-functional projects within several industries from scratch to the point where the internal Team could continue to develop them independently successfully.

Name: Sergey Cheremush

 Sergey Cheremush's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, CFO, President, Board Member
• Dates of Service: August 2023 — Present
• Responsibilities: Serhii leads the strategic vision and operations of our innovative self-service coffee shop network, driving growth and expansion across the U.S. His role focuses on building partnerships, overseeing franchise development, and ensuring the company's mission of providing convenient, high-quality coffee experiences. Serhii does not currently receive compensation, but plans to following a seed round.

Other business experience in the past three years:

• Employer: Bestseller Group USA
Title: President
Dates of Service: July 2022 — Present
Responsibilities: Owner of a group of companies established 20 years ago, currently holding the position of President of a legal entity in the USA.

Name: Nikita Cherkasskii

 Nikita Cherkasskii's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, COO, Board Member
• Dates of Service: August 2023 — Present
• Responsibilities: Nikita leads all operation aspects in NYC. He does not currently receive compensation but plan to following a seed round.

Other business experience in the past three years:

• Employer: Kitchen No More
Title: Board Member
Dates of Service: May 2023 — Present
Responsibilities: Nikita connects new locations through his network.

• Employer: PA Intertaiment LLC
Title: Project Manager
Dates of Service: December 2023 — March 2024
Responsibilities: Leaded a new product launch.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Manna Triumph Holding LLC

8,413,333

Common Stock

76.49%

RELATED PARTY TRANSACTIONS

Name of Entity: Bestseller Group USA LLC
Names of 20% owners: Sergey Cheremush and Sergey's brother
Relationship to Company: Co-Founder, CFO, President, Board Member
Nature / amount of interest in the transaction: Bestseller Group USA LLC is 50% owned by Sergey Cheremush.
Material Terms: The 2024, the Company had transactions with Bestseller Group USA LLC, a company 50% owned by Sergey Cheremush. Bestseller Group USA LLC provided the Company with a loan of $14,910, while the Company extended a loan of $20,000 to Bestseller Group USA LLC. The $5,090 excess repayment is classified as a loan receivable and was collected in 2025.

OUR SECURITIES

The Company has authorized Common Stock, Crowdfunding SAFE, and SAFE.

Common Stock
• Authorized: 11,000,000
• Outstanding: 10,000,000
• Voting Rights: One vote per share.
• Material Rights: The total amount outstanding includes 1,000,000 shares to be issued pursuant to stock options.

The Common Stock is subject to transfer restrictions under the Company's Bylaws, including a Right of First Refusal in favor of the Company. The Board of Directors may also refuse to register any transfer not made in compliance with applicable procedures or any legends or agreements applicable to the shares.
Crowdfunding SAFE
• Amount Outstanding: $0.00
• Conversion Type: Undefined security

• Conversion Trigger: Equity Financing of at least $1,000,000, Liquidity Event, Dissolution Event - see Material Rights section below
• Valuation Cap: $15,000,000.00
• Discount Rate: 20
• Material Rights: Events

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in

Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

        (i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

        (ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

        (iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

SAFE
• Amount Outstanding: $45,000.00
• Conversion Type: Preferred Stock
• Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event – see conversion details in material rights below
• Valuation Cap: $7,000,000.00
• Material Rights: The SAFE automatically converts into Preferred Stock upon an Equity Financing of $1,000,000 or more in new money (excluding converting SAFEs). If the amount raised is less than $1,000,000, conversion is at the election of the SAFE holder.

In a Liquidity Event, the SAFE holder may choose to either (i) convert into common stock at the Valuation Cap or (ii) receive a cash payout equal to the purchase amount.

In a Dissolution Event, the SAFE holder is entitled to repayment of the purchase amount before any distribution to common stockholders.

The SAFE does not confer any voting rights, dividend rights, or other equity holder rights prior to conversion.

What it means to be a minority holder

As a SAFE holder of the Company, you will have no voting rights. Should the SAFE convert into equity, you will become a minority noteholder of the Company and you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
 If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the

Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant

losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights

The SAFE that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Manna Coffee was formed on August 23, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Manna Coffee has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these

regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens or other blockchain assets may also be subject to significant price volatility

The market value of the Tokens and other blockchain assets may be subject to significant fluctuations, which may be caused by various factors beyond our control. The blockchain asset industry, including the Tokens, is relatively new and untested, and its future performance is uncertain. The market prices of blockchain assets, including the Tokens, may be influenced by various factors, such as regulatory actions, market adoption and acceptance, competition, global economic and political developments, and other unforeseeable events. A decline in the price of a single blockchain asset, such as Bitcoin or Ethereum, may cause volatility in the blockchain asset industry and may affect the market value of the Tokens or other blockchain assets. Moreover, the blockchain asset industry is susceptible to cyber-attacks, hacking, fraud, and other malicious activities, which may affect investor or user confidence in the industry and cause market volatility. A security breach or other cybersecurity incident involving the Tokens or other blockchain assets may cause their market value to fluctuate and adversely impact our business operations and financial condition.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Founder Compensation

The three founders of Manna Coffee currently receive no compensation but plan to earn $60,000 each per year. In the initial months following the funding round closure, a limited portion of the funds may be allocated to cover founders' salaries, capped at $5,000 per person per month, equating to an annual rate of $60,000. The Company intends to transition these salaries to be fully covered by operational profits starting in June 2025.

Our ownership structure involves foreign beneficial owners.

The Company's majority shareholder is Manna Triumph Holding LLC, a U.S.-based holding company owned and managed by the Company's three executive officers. Prior to December 2024, the Company was majority-owned by Coinface OÜ, an Estonian entity under the same beneficial ownership. While the current U.S. holding company structure complies with applicable legal requirements, the continued involvement of foreign beneficial owners could draw heightened attention from certain investors, partners, or regulatory bodies in specific contexts. This may result in increased due diligence or added disclosure requirements in future transactions, particularly in connection with potential institutional financing, mergers and acquisitions, or government-affiliated partnerships.

We have engaged in related party transactions, which may not have been conducted on arm's-length terms. In 2024, the Company entered into a series of related party loan transactions with Bestseller Group USA LLC, a company 50% owned by our Co-Founder and CFO, Sergey Cheremush. The Company first received a $14,910 loan from Bestseller to support initial operations, and later extended a $20,000 loan to Bestseller, with the remaining $5,090 collected in 2025. While these transactions have been settled, they were between affiliated entities and may not have been made on market terms. There is a risk that similar transactions could occur in the future, and such arrangements may not always align with the best interests of outside investors.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Manna Smart Retail Inc.
By /s/ *Sergey Cheremush*
Title: President

By /s/ *Sergey Cheremush*
Name: Sergey Cheremush
Title: President

By /s/ *Artem Cheromush*

Name: <u>Artem Cheromush</u>
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Manna Smart Retail INC

Balance Sheet

Basis: Accrual

Account	31 Dec 2024 Total	31 Dec 2025 Total
Assets		
Current Assets		
Cash and Cash Equivalents		
Cash		
Total for Cash	**0.00**	**0.00**
Bank		
BUS COMPLETE CHK	9,735.02	11,210.00
Chase Bank	0.00	-1,000.00
Manna Smart Retail Inc	0.00	769.94
mercury	72.92	0.00
Mercury Checking	0.00	3,080.59
Stripe Clearing Account	0.00	14,110.57
Total for Bank	**9,807.94**	**28,171.10**
Total for Cash and Cash Equivalents	**9,807.94**	**28,171.10**
Accounts Receivable		
Accounts Receivable	16,641.47	39,638.13
Total for Accounts Receivable	**16,641.47**	**39,638.13**
Other current assets		
Finished Goods	0.00	-755.96
Inventory Asset	63,824.66	233,631.55
Loan Receivable	5,090.00	0.00
Prepaid Expenses	6,607.00	34,492.83
Total for Other current assets	**75,521.66**	**267,368.42**
Total for Current Assets	**101,971.07**	**335,177.65**
Non Current Assets		
Total for Non Current Assets	**0.00**	**0.00**

Account	31 Dec 2024 Total	31 Dec 2025 Total
Fixed Assets		
Furniture and Equipment	-32.65	-32.65
Storage expense	0.00	1,916.32
Manna Manufactory	0.00	10,999.55
Total for Storage expense	**0.00**	**12,915.87**
Total for Fixed Assets	**-32.65**	**12,883.22**
Other Assets		
Total for Other Assets	**0.00**	**0.00**
Total for Assets	**101,938.42**	**348,060.87**
Liabilities & Equities		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	17,684.77	23,696.33
Total for Accounts Payable	**17,684.77**	**23,696.33**
Other Current Liabilities		
Credit Card (-9811)	0.00	-3,828.58
Loan Payable	0.00	-3,200.00
Tax Payable	0.00	35.50
Unearned Revenue	118,339.30	544,837.38
Total for Other Current Liabilities	**118,339.30**	**537,844.30**
Total for Current Liabilities	**136,024.07**	**561,540.63**
Non Current Liabilities		
Total for Non Current Liabilities	**0.00**	**0.00**
Other Liabilities		
Total for Other Liabilities	**0.00**	**0.00**
Total for Liabilities	**136,024.07**	**561,540.63**
Equities		
Angel investments	0.00	95,000.00
Crowd Investments	0.00	154,231.49

Account	31 Dec 2024 Total	31 Dec 2025 Total
Opening Balance Offset	2,500.00	2,500.00
Current Year Earnings	-36,695.65	-428,625.60
Retained Earnings	110.00	-36,585.65
Total for Equities	**-34,085.65**	**-213,479.76**
Total for Liabilities & Equities	**101,938.42**	**348,060.87**

Amount is displayed in your base currency **USD

Manna Smart Retail INC

Profit and Loss

Basis: Accrual

Account	Jan 2024 - Dec 2024 Total	Jan 2025 - Dec 2025 Total
Operating Income		
Discount	-84.85	-19,976.31
General Income	0.01	166.41
Other Charges	0.58	0.00
Sales	100,458.64	270,315.10
Shipping Charge	173.95	552.92
Total for Operating Income	**100,548.33**	**251,058.12**
Cost of Goods Sold		
Cost of Goods Sold	50,245.53	195,368.80
Logistics and Customs	1,694.62	20,051.66
Total for Cost of Goods Sold	**51,940.15**	**215,420.46**
Gross Profit	**48,608.18**	**35,637.66**
Operating Expense		
% under trust management agreement	9,778.00	18,455.00
Advertising And Marketing	21,714.02	205,244.96
Automobile Expense	747.58	1,030.47
Bank Fees and Charges	851.13	43,296.87
Business Tools	16.14	7,636.14
Consultant Expense	2,600.61	0.00
Contractor payments	0.00	103,534.73
IT and Internet Expenses	18,351.91	18,967.98
Landlord's fee	0.00	4,537.20
Legal Expenes	0.00	1,876.15
Location search	0.00	4,489.18
Lodging	1,000.00	0.00
Meals and Entertainment	735.87	8,038.95

Account	Jan 2024 - Dec 2024 Total	Jan 2025 - Dec 2025 Total
Office Supplies	0.00	94.93
Other Expenses	16,252.24	5,823.65
Postage	1,150.53	84.55
Purchase Discounts	-199.25	-3,833.23
Rent Expense	1,500.00	0.00
Salaries and Employee Wages	8,587.85	12,450.26
Storage Expenses	593.60	1,915.00
Tax Paid Expense	14.34	0.00
Telephone Expense	373.70	1,309.36
Temporary salary bridge	0.00	24,267.50
Travel Expense	1,235.56	5,043.61
Total for Operating Expense	**85,303.83**	**464,263.26**
Operating Profit	**-36,695.65**	**-428,625.60**
Non Operating Income		
Total for Non Operating Income	**0.00**	**0.00**
Non Operating Expense		
Total for Non Operating Expense	**0.00**	**0.00**
Net Profit/Loss	**-36,695.65**	**-428,625.60**

Amount is displayed in your base currency **USD

Manna Smart Retail, INC

Cash Flow Statement

Account	Jan 2024 - Dec 2024 Total	Jan 2025 - Dec 2025 Total
Beginning Cash Balance	**2,610.00**	**9,807.94**
Cash Flow from Operating Activities		
Accounts Payable	17,343.77	308.63
Accounts Receivable	-12,641.47	-33,861.16
Credit Card (-9811)	0.00	-3,828.58
Finished Goods	0.00	755.96
Inventory Asset	-63,483.66	-163,824.19
Loan Payable	0.00	-3,200.00
Loan Receivable	-5,090.00	5,090.00
Net Income	-40,695.65	-429,369.37
Non-cash adjustments		
Non-cash adjustments Total	**0.00**	**0.00**
Prepaid Expenses	-6,607.00	-27,885.83
Unearned Revenue	118,339.30	437,862.08
Net cash provided by Operating Activities	**7,165.29**	**-217,952.46**
Cash Flow from Investing Activities		
Furniture and Equipment	32.65	0.00
Storage expense	0.00	-1,916.32
Manna Manufactory	0.00	-10,999.55
Total for Storage expense	**0.00**	**-12,915.87**
Net cash provided by Investing Activities	**32.65**	**-12,915.87**
Cash Flow from Financing Activities		
Angel investments	0.00	95,000.00
Crowd Investments	0.00	154,231.49
Net cash provided by Financing Activities	**0.00**	**249,231.49**

	Jan 2024 - Dec 2024	Jan 2025 - Dec 2025
Account	Total	Total
Net Change in cash	**7,197.94**	**18,363.16**
Ending Cash Balance	**9,807.94**	**28,171.10**

Amount is displayed in your base currency **USD

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	10,000,000	100	-	-	100
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-
December 31, 2023	-	$ -	10,000,000	$ 100	$ -	$ -	$ 100
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(36,696)	(36,696)
December 31, 2024	-	$ -	10,000,000	$ 100	$ -	$ (36,696)	$ (36,596)
Shares issued for debt conversion	-	-	-	-	-	-	-
Shares issued for cash	-	-	1,000,000	10	-	-	10
Shares issued for services	-	-	-	-	-	-	-
Conversion of preferred stock	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(428,626)	(428,626)
December 31, 2025	-	$ -	11,000,000	$ 110	$ -	$ (465,321)	$ (465,211)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Manna Smart Retail Inc was formed on 08.23.2023 ("Inception") in the State of DE. The financial statements of Manna Smart Retail Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, DE.

Manna Smart Retail Inc operates an innovative coffee kiosk licensing network that provides entrepreneurs with turnkey automated coffee solutions through our MANNA CORNER branded kiosks.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from equipment sales, software licensing fees, ingredient and supply sales, merchant acquiring services, and technical support services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Financial Dynamics and Interpretation
The financial results for 2025 reflect a phase of active scaling. The company consistently invested in

expanding manufacturing capacity, logistics, IT infrastructure, marketing, and partner channels.

A key feature of the current model is that a significant portion of cash inflows is generated through **advance payments for equipment and licenses**, while revenue is recognized upon delivery and activation of kiosks. As a result, the 2025 operating metrics reflect **accelerated growth in paid demand and an order backlog** scheduled for realization in subsequent periods.

Financial Analysis: Cash Flow, P&L, and Balance Sheet

The financial performance of **Manna Coffee** in 2024–2025 reflects an active scaling phase, characterized by accelerating cash inflows and the formation of a substantial paid order backlog.

The full set of financial statements, including P&L, Cash Flow, Balance Sheet, as well as detailed schedules and supporting documents, is available via the following link:

Data Room / Financial Documents

Cash Flow

The key indicator of the company's financial condition in 2025 is **cash-in**, rather than accounting profit.

- Customer cash inflows increased from approximately **$209k in 2024 to ~$670k in 2025**, representing **3.2× growth**;
- A significant portion of funds was received as **prepayments for equipment and licenses**, forming a substantial backlog;
- Operating cash flow reflects growth in:
  - inventory,
  - supplier prepayments,
  - logistics expenses,

    all of which are directly related to fulfilling already paid orders;
- Additionally, in 2025 the company raised approximately **$207k in investments** (angel + crowdfunding), strengthening liquidity and financial resilience.

The increase in cash burn during 2025 was **controlled and investment-driven**, directly correlated with growth in paid demand.

Profit and Loss Statement (P&L)

The 2025 P&L reflects a **conservative revenue recognition approach** and an investment-driven growth phase:

- Recognized revenue amounted to approximately **$270k**, while actual customer cash-in was significantly higher;
- Gross margin temporarily declined due to:
  - increased logistics and customs costs,
  - advance procurement of equipment for future deliveries;
- Operating expenses increased as a result of investments in:
  - marketing and partner channels,
  - IT infrastructure,
  - team expansion and operational processes.

The operating result reflects **timing differences between investments and revenue recognition**, rather than any deterioration in the fundamental business economics.

Balance Sheet

The company's balance sheet as of the end of 2025 reflects a meaningful strengthening of the operational base:

- Significant growth in inventory and current assets formed against already paid orders;
- **Unearned Revenue increased from approximately $118k to ~$556k**, serving as a key indicator of:

- o   a paid order portfolio,
- o   future recognized revenue;
- Negative shareholders' equity reflects the investment phase of growth and is offset by a **confirmed market valuation of $15 million**.

Consolidated Conclusion

The 2025 financial statements present a company in an active scaling phase, where:
- cash-in and backlog are growing faster than recognized revenue;
- expenses are investment-driven in nature;
- a solid foundation has been established for the transition to a **sustainable recurring revenue model starting in 2026**.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 11 000 000 shares of our common stock with par value of $0.00001. As of 12/31/2025 the company has currently issued 11 000 000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through, 12/31/2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Serhii Cheromush, the President of Manna Smart Retail Inc, hereby certify that the financial statements of Manna Smart Retail Inc and notes thereto for the periods ending 2024 (first Fiscal Year End of Review) and 2025 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $ 40,189; taxable income of $ -423,888 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/06/2026 (Date of Execution).

_____ (Signature)

Serhii Cheromush (Title)

04/07/2026 (Date)